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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            Schedule 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                  Allin Communications Corporation
__________________________________________________________________________
                          (Name of Issuer)


              Common Stock, par value $0.01 per share
__________________________________________________________________________
                   (Title of Class of Securities)



                            019924 10 9
                           ______________
                           (CUSIP Number)

                                      Copy to:

   Henry Posner, Jr.             Bryan D. Rosenberger
   500 Greentree Commons         Eckert Seamans Cherin & Mellott
   381 Mansfield Avenue          42nd Floor, 600 Grant Street
   Pittsburgh, PA  15220         Pittsburgh, PA  15219
   (412) 928-8800                (412) 566-6000
__________________________________________________________________________
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                         December 20, 1996
__________________________________________________________________________
                (Date of Event which Requires Filing
                         of this Statement)


   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box.      [  ]





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                            SCHEDULE 13D


   CUSIP No. 019924 10 9


   1. Name of Reporting Person:  Henry Posner, Jr.
      I.R.S. Identification No.:  ###-##-####

   2. Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                        (b) [  ]

   3. SEC Use Only

   4. Source of Funds:   Not applicable

   5. Check Box if Disclosure of Legal Proceedings is
      Required Pursuant To Items 2(d) or 2(e)               [  ]

   6. Citizenship or Place of Organization:  United States

   Number of       7. Sole Voting Power:                1,008,440
    Shares
   Beneficially    8. Shared Voting Power:                100,000
    Owned by
      Each         9. Sole Dispositive Power:           1,008,440
   Reporting
    Person        10. Shared Dispositive Power:           100,000
     With

   11. Aggregate Amount Beneficially Owned by Each      1,108,440
       Reporting Person:

   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares                              [  ]

   13. Percent of Class Represented by Amount in Row (11):  21.5%

   14. Type of Reporting Person:  IN





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             This statement amends Items 4 and 5 of the Schedule
   13D of Henry Posner, Jr. (the "Reporting Person") dated
   November 6, 1996 (the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.


   Item 4.   Purpose of Transaction.

             The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

             Except as set forth in this Item 4 and in Item 5, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
   (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

             The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also owns 7,058.8235 shares of Series A Preferred Stock which will become convertible, at the option of the Reporting Person beginning in May 1997 and ending in December 1997, into 57,427 shares of Common Stock.

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             As discussed in Item 5, the Reporting Person
   recently transferred by gift an aggregate of 102,800 shares of Common Stock. The Reporting Person presently intends to transfer to certain of his family members by gift in early 1997, an aggregate of 13,000 additional shares of Common Stock (collectively, the "Family Gifts"). Such Family Gifts are anticipated to include gifts to various trusts of which the Reporting Person is a trustee.


   Item 5.   Interest in Securities of Issuer.

             The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 1,008,440 shares of Common Stock and beneficially owns and has shared voting and dispositive power with respect to 100,000 shares of Common Stock, collectively representing approximately 21.5% of the Common Stock outstanding (based on the number of shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1996). The Reporting Person may also be deemed to own the 57,427 shares of Common Stock into which the 7,058.8235 shares of Series A Preferred Stock owned by the Reporting Person may be converted. After giving effect to such conversion and assuming no other change in beneficial ownership or shares outstanding, the Reporting Person would beneficially own 1,165,867 shares of Common Stock representing approximately 22.4% of the Common Stock outstanding.

             As of December 20, 1996, the Reporting Person transferred by gift in private transactions an aggregate of 2,800 shares of Common Stock to various individuals. No consideration was paid or is expected to be paid in respect of such gifts. As of December 20, 1996, the Reporting Person transferred by gift in a private transaction 100,000 shares of Common Stock to Posner Foundation of Pittsburgh, a charitable foundation (the "Foundation), of which the Reporting Person is a trustee. As a trustee of the Foundation, the Reporting Person shares voting and dispositive power with respect to the 100,000 shares of Common Stock gifted to the Foundation with the other trustees of the Foundation, Helen M. Posner, Henry Posner, III and James T. Posner (collectively, the "Other Trustees"). Similarly the trustees share the power to direct the receipt of dividends from, and the proceeds of any sale of, such shares. Such shares are included above in the number and percentage of shares of Common Stock owned by the Reporting Person.

             Each of the Other Trustees is a United States citizen. During the past five years, none of the Other
   Trustees have (i) been convicted in a criminal proceeding
   (excluding traffic violations or similar misdemeanors) or (ii)


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   been a party to a civil proceeding of a judicial or
   administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Set forth in
   Schedule I hereto is additional information concerning the Other Trustees. The Other Trustees do not currently own any shares of Common Stock, but each is expected to be the recipient of 1,000 shares of Common Stock as part of the Family Gifts.

             Except as described herein and in the Schedule 13D, no transactions in Common Stock were effected during the past
   60 days by the Reporting Person.


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   Item 7.  Material to be Filed as Exhibits.

   A.   Letter Agreement dated October 31, 1996 between Friedman,
        Billings, Ramsey & Co., Inc. and the Reporting Person
        (filed with the Schedule 13D).

   B. Registration Rights Agreement, dated July 23, 1996, by and among the Company, the Reporting Person and certain stockholders other of the Company (filed with the Schedule 13D).

   C. Registration Rights Agreement, dated July 23, 1996, by and among the Company, the Reporting Person and certain stockholders other of the Company (filed with the Schedule 13D).


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   Signatures.

             After reasonable inquiry and to the best of my know-ledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   December 30, 1996               By:  /s/ Henry Posner, Jr.
            Date                        Henry Posner, Jr.



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                             SCHEDULE I

   Information Concerning the Other Trustees:


   Helen M. Posner
   1071 Lyndhurst Drive
   Pittsburgh, PA  15206

   Henry Posner, III
   Chairman of Railroad Development Corporation, an entity which manages regional railroad operations in the United States and abroad, and Vice President of Hawthorne Group, Inc., an entity which provides management services. Both have their principal executive offices located at 381 Mansfield Avenue, Pittsburgh, Pennsylvania 15220.

   James T. Posner
   Private investor
   2943 Kalakaua Avenue
   Honolulu, Hawaii  96815